Filed Pursuant to Rule 433
Dated July 16, 2009
Registration Statement No. 333-160601
Free Writing Prospectus
     In connection with the launch of its rights offering, Infineon Technologies AG is filing the following communications:
•	Launch press release; and

•	Employee communication.

News Release / Presseinformation
BaFin approves listing prospectus which includes preliminary figures for the third quarter of the 2009 fiscal year
Infineon launches rights issue for up to Euro 725 million with a subscription period from 20 July 2009 through 3 August 2009
Neubiberg, Germany – July 16, 2009 – Infineon Technologies AG announces its launch of a rights issue for up to 337 million shares with a subscription price of Euro 2.15 per share and a subscription period from 20 July 2009 through 3 August 2009. The German Federal Financial Supervisory Authority (BaFin) gave its required approval for the prospectus today. The new shares will be offered to Infineon’s shareholders for subscription at a ratio of four new shares for every nine existing shares held. Infineon’s depositary will also make subscription rights for new American Depositary Shares (ADS) available to the holders of Infineon’s ADSs during the period from 20 July 2009 through 29 July 2009. Settlement for the new shares subscribed for under the rights offering is expected to occur on or about August 7, 2009. Settlement of the unsubscribed new shares to be sold in a private placement to a company held by funds managed by an affiliate of Apollo Global Management LLC (Apollo) is additionally subject to applicable regulatory clearances, which are expected to be received during the course of August 2009.
Apollo has agreed to acquire at the subscription price up to approximately 326 million new shares not subscribed for by existing shareholders, subject to certain conditions. Among others, Apollo’s participation in Infineon must not exceed a shareholding of 30 percent minus one share of Infineon’s share capital after implementation of the rights issue. In addition, the commitment is subject to the condition that Apollo, after implementation of the rights offering, has obtained a minimum shareholding of 15 percent of Infineon’s share capital. Apollo has the right to waive such condition.
The subscription rights for the new shares will not be traded on the regulated market of the Frankfurt Stock Exchange.

Credit Suisse Securities (Europe) Limited, Deutsche Bank AG and Merrill Lynch International are acting as Joint Bookrunners for the rights offering.
“The upcoming capital increase is a central element of our refinancing. In addition, despite the difficult market environment, Infineon has succeeded in significantly improving its operational performance in the last quarter. By doing so we have not only fulfilled our recently raised guidance but even exceeded it. Both aspects, the operational performance and the refinancing activities, point the way to a successful, stable future for our company”, says Peter Bauer CEO of Infineon Technologies.
Contained in the prospectus for the rights offering are preliminary figures for the third quarter of the 2009 fiscal year. Infineon’s revenues in the three months ended June 30, 2009 were approximately Euro 845 million compared to Euro 747 million in the three months ended March 31, 2009 and to Euro 1,029 million in the three months ended June 30, 2008. Revenues were up 13 percent sequentially and down 18 percent year-over-year. In the three months ended June 30, 2009, Automotive sales were approximately Euro 206 million, Industrial & Multimarket sales were approximately Euro 221 million, Chip Card & Security sales were approximately Euro 82 million, Wireless Solutions sales were approximately Euro 251 million, Wireline Communications sales were approximately Euro 84 million and sales in Other Operating Segments were approximately Euro 1 million. Infineon’s revenue in Corporate & Eliminations was negligible.
Segment result for the company’s principal operating segments was as follows: Automotive segment result was approximately negative Euro 17 million, Industrial & Multimarket segment result was approximately Euro 9 million, Chip Card & Security segment result was approximately Euro 4 million, Wireless Solutions Segment Result was approximately Euro 19 million, Wireline Communications segment result was approximately Euro 7 million, Other Operating Segments segment result was approximately negative Euro 1 million and Corporate & Eliminations segment result was approximately negative Euro 13 million.
Infineon’s gross cash position amounted to Euro 871 million as of June 30, 2009 and total debt at book values amounted to Euro 1,022 million. Total debt at nominal values amounted to Euro 1,114 million as of June 30, 2009. Infineon’s net debt position using nominal values was Euro 243 million as of June 30, 2009.

Infineon defines gross cash position from continuing operations as cash and cash equivalents and available-for-sale financial assets, and net debt position from continuing operations as gross cash position less short-term debt and current maturities of long-term debt, and long-term debt. Since Infineon holds a portion of its available monetary resources in the form of readily available-for-sale financial assets, which for IFRS purposes are not considered “cash”, it reports its gross cash and net debt positions to provide investors with an understanding of the Company’s overall liquidity.
As of June 30, 2009, inventories were Euro 521 million compared to Euro 543 million as of March 31, 2009, trade and other receivables were Euro 496 million compared to Euro 518 million as of March 31, 2009, and trade and other payables were Euro 365 million compared to Euro 302 million as of March 31, 2009, respectively. Capital expenditures, including capitalization of R&D expenses in accordance with IFRS, for the three months ended June 30, 2009 were approximately Euro 26 million compared to Euro 51 million in the three months ended March 31, 2009. Depreciation and amortization, including amortization of capitalized R&D, was approximately Euro 133 million for the three months ended June 30, 2009 compared to Euro 137 million in the three months ended March 31, 2009.
The Company expects the final version of its quarterly results for the three and nine months ended June 30, 2009 to be published on or about July 29, 2009. Simultaneously, the Company will publish a supplement to the prospectus reflecting the respective figures.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2008 fiscal year (ending September), the company reported sales of Euro 4.3 billion with approximately 29,100 employees worldwide in continuing operations. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange (ticker symbol: IFX) and in the USA on the over-the-counter market OTCQX International (ticker symbol: IFNNY).

Further information is available at www.infineon.com.
This news release is available online at www.infineon.com/press/
DISCLAIMER
Infineon Technologies AG may file a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read that registration statement (including the prospectus) for more complete information about Infineon and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on Infineon’s website at www.infineon.com by clicking “Investor”. Alternatively, Infineon will arrange to send you the prospectus after filing if you request it by calling +49-89-234-26655 or emailing investor.relations@infineon.com.
This publication constitutes neither a prospectus, nor an offer to sell nor a solicitation of an offer to buy securities of Infineon, and it is not a substitute for the prospectus. The offer of shares of Infineon in Germany will be made solely by means of, and on the basis of, a securities prospectus which is to be published. An investment decision regarding the publicly offered securities of Infineon in Germany should only be made on the basis of the securities prospectus. A securities prospectus which has been approved by the German Federal Financial Supervisory Authority will be published and will be available free of charge on Infineon’s website (www.infineon.com).
This press release includes forward-looking statements about the future of our business, including statements relating to our financing plans and developments regarding the planned rights offering. These forward-looking statements are subject to a number of uncertainties, including market conditions and general economic developments, as well as developments in our own business and the other factors described in the “Risk Factors” section of the registration statement of Infineon on Form F-3 filed with the U.S. Securities and Exchange Commission on July 16, 2009. As a result, future developments could differ materially from those indicated in the forward-looking statements. Infineon does not assume any obligation to update or revise these forward-looking statements in light of future developments.
For the Finance and Business Press: INFXX200907.069e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
U.S.A.	Mitch Ahiers	+1 408 503 2791	mitch.ahiers@infineon.com
Asia	Chi Kang David Ong	+65 6876 3070	david.ong@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5745 7340	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

July 16, 2009
Dear Colleagues,
Today, the German Federal Financial Supervisory Authority (BaFin) approved our offering prospectus, clearing the way for the launch of our recently announced capital increase (cf. board mail of July 10, 2009). As publicly announced, Apollo will be acting as anchor, or backstop, investor.
The planned capital increase
As we already communicated, we will first offer our existing shareholders the right to subscribe to up to 337 million new shares at a price of Euro 2.15 per share. The subscription period will begin on Monday, July 20, 2009 and will end (for ordinary shares traded in Frankfurt) on Monday, August 3, 2009 or (for American Depositary Shares, ADS) on Thursday, July 29, 2009. During this period the shareholders and ADS holders can exercise their subscription right at a ratio of four new shares for every nine existing shares held. If you as an employee are also an Infineon shareholder, the share subscription offer will apply to you in the same way.
On August 4, 2009, following the end of the subscription period and once it has been established how many shares have been subscribed by existing shareholders, it will be determined whether and to what extent Apollo, as an anchor investor, will acquire new shares. If, after the exercise of the subscription rights, Apollo has the opportunity to acquire at least 15% of Infineon’s entire share capital after implementation of the rights issue, Apollo has agreed to purchase all the remaining new Infineon shares (the so-called “anchor” or “backstop” effect). Its maximum holding can be up to 30% minus one share after implementation of the rights issue. If the 15% threshold is not reached, Apollo has the option whether or not to acquire shares. If Apollo acquires shares, it will do so at the subscription price of Euro 2.15 per share.
Preliminary results for the third quarter
In conjunction with the publication of the prospectus today, we are reporting our preliminary third quarter business results. We expect to release full results on July 29, 2009.
Infineon revenues in the third quarter totaled approximately Euro 845 million, compared to Euro 747 million in the previous quarter and Euro 1.029 billion in the same period last year. Therefore revenues were up 13% sequentially and down 18% year-on-year. Taking a look at the individual segments: Automotive sales were approximately Euro 206 million, Industrial & Multimarket sales were approximately Euro 221 million, Chip Card & Security sales were approximately Euro 82 million, Wireless Solutions sales were approximately Euro 251 million and Wireline Communications sales were approximately Euro 84 million. Sales in Other Operating Segments were approximately Euro 1 million. Infineon’s revenue in Corporate & Eliminations was negligible.

July 16, 2009
As far as the segment results are concerned, the Automotive segment result was approximately negative Euro 17 million due to the persisting crisis in the automotive industry. We are pleased to say that the figures of all the other principal segments were positive: the Industrial & Multimarket segment result was approximately Euro 9 million, Chip Card & Security approximately Euro 4 million, Wireless Solutions approximately Euro 19 million and Wireline Communications approximately Euro 7 million. The segment result of Other Operating Segments was approximately negative Euro 1 million and the Corporate and Eliminations segment result was approximately negative Euro 13 million.
As we have repeatedly underlined in the past months, the cash position and debt level are an important indicator of our company’s success — particularly in times of crisis. We increased our gross cash position to Euro 871 million as of June 30, 2009, compared to Euro 665 million the previous quarter. Here cash inflow was generated in particular by the issue of the new convertible bonds (cf. CEO mail of May 26, 2009). Our total debt at book values amounted to Euro 1.022 billion and total debt at nominal values amounted to Euro 1.114 billion as of June 30, 2009, which is a slight increase also resulting from the new convertible bonds which will mature in 2014. We were able to compensate in part for the increase by further repurchases of the convertible bonds and exchangeable bonds which will mature in 2010. The net debt position using nominal values was Euro 243 million. Furthermore, we anticipate free cash flow to be clearly positive, as already announced recently in our revised guidance for the third quarter.
We are delighted to have achieved a significant improvement in our business results for the third quarter, despite the persisting economic and financial crisis. The positive trend in our segment results and our solid cash position show that our crisis management is working. On the other hand, we should note that these good preliminary Q3 results were based to a considerable extent on our cost-cutting measures, particularly on those of temporary nature. Comparison of the current sales figures with last year’s figures clearly reveals how far we are still away from the 2008 level.
This means we’re making good progress but that we aren’t out of the woods yet. We have to maintain extreme cost discipline and adapt to the reduced sales levels. The decisive question will be how long we have to be prepared for this level to last. Unfortunately, however, the predictability of the markets is still too weak to allow this question to be answered.
For the moment we can be proud of what has been achieved and work towards achieving success in our next steps, first and foremost, the successful implementation of the increase in capital. We’d like to take this opportunity to express our sincere thanks to you, the employees, for your achievements and for the personal contributions you have made. Every day we see how hard people at all levels within the company are working to lead Infineon through the crisis and on to sustained success. As we can now recognize from the first fruits of our efforts: it’s worth it.

July 16, 2009
Kind regards,
Peter Bauer, Hermann Eul, Reinhard Ploss and Marco Schröter
P.S.: Once the capital increase has been concluded, we will be organizing wide-scale communications within the company and we will hold global All-Hands Meetings. Should you have any queries about the capital increase or about other matters beforehand, please address them to our Internal Com mailbox.
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DISCLAIMER
Infineon Technologies AG may file a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Infineon has filed with the SEC for more complete information about Infineon and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on Infineon’s website at www.infineon.com by clicking “Investor”. Alternatively, Infineon will arrange to send you the prospectus after filing if you request it by emailing investor.relations@infineon.com.